Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo”) and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”) which, among other things, provided that (i) Ajax would merge with and into Listco, with Listco continuing as the surviving company, (ii) Listco would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of Listco and cash consideration and (iii) Listco would become tax resident in the United Kingdom following the consummation of the Business Combination.

Pursuant to the Business Combination Agreement, (a) on August 23, 2021, MaplesFS Limited, a company incorporated under the laws of the Cayman Islands, as the sole shareholder of Listco, transferred to Ajax all of the issued and outstanding equity securities of Listco and, as a result of such transfer, Listco became a wholly-owned subsidiary of Ajax, (b) Ajax, as the sole shareholder of Listco, adopted Listco’s amended and restated memorandum and articles of association (the “Articles”) (which became effective as of the closing of the Business Combination on August 26, 2021 (the “Closing”)) and (c) on August 24, 2021, Ajax merged with and into Listco, with Listco continuing as the surviving entity (the “Merger” and, together with the other transactions contemplated by the foregoing, the “Reorganization”). At the Closing, pursuant to the Business Combination Agreement, and subject to the terms and conditions therein, Listco acquired all of the issued and outstanding shares of Cazoo (the “Cazoo Shares”) from the holders thereof (the “Cazoo Shareholders”).

In connection with the Merger, each Ajax unit (an “Ajax Unit”) (consisting of one Ajax Class A ordinary share, par value $0.0001 per share (an “Ajax Class A Share”), and one-fourth of one redeemable warrant of Ajax, each whole warrant exercisable to purchase one Ajax Class A Share for $11.50 per share (an “Ajax Warrant”)), Ajax Class A Share, Ajax Class B ordinary share, par value $0.0001 per share (an “Ajax Class B Share” and, together with the Ajax Class A Shares, the “Ajax Ordinary Shares”), and Ajax Warrant issued and outstanding immediately prior to the Merger was cancelled in exchange for one Listco unit (a “Unit”) (consisting of one Class A ordinary share, par value $0.0001 per share (a “Class A Share”), and one-fourth of one redeemable warrant of Listco, each whole warrant exercisable to purchase one Class A Share for $11.50 per share (a “Warrant”)), Class A Share, Class B ordinary share, par value $0.0001 per share (a “Class B Share”), and Warrant, respectively. Effective as of the Closing, (a) the issued and outstanding Class B Shares converted automatically on a one-for-one basis into Class A Shares, and (b) each issued and outstanding Unit automatically separated into its component parts. Upon Closing, the Company acquired the Cazoo Shares for a combination of 640,924,026 Class C ordinary shares, par value $0.0001 per share (the “Class C Shares” and, together with the Class A Shares and the Class B Shares, the “Ordinary Shares”), and aggregate cash consideration of approximately $77,216,042.

Concurrently with the execution and delivery of the Business Combination Agreement, Listco, Ajax and certain investors, including Ajax’s sponsor, Ajax I Holdings, LLC (the “Sponsor”), and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Business Combination, in the aggregate, 80,000,000 Class A Shares for $10.00 per share, for an aggregate purchase price of $800,000,000 (the “PIPE Investment”).

Upon consummation of the Business Combination, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to Cazoo Group Ltd (“Cazoo Group”).

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combines the historical balance sheet of Ajax with the historical consolidated statement of financial position of Cazoo on a pro forma basis as if the Business Combination had been consummated as of that date. The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 and twelve months ended December 31, 2020 combines the historical statement of operations of Ajax with the historical consolidated statement of profit or loss and other comprehensive income of Cazoo for such period on a pro forma basis as if the Business Combination had occurred as of January 1, 2020. This information should be read together with the historical financial statements of Cazoo and related notes, Ajax’s historical financial statements and related notes, and other financial information included or incorporated by reference in this Form 6-K or in Cazoo Group’s Shell Company Report on Form 20-F.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using the following:

●	Cazoo’s historical consolidated statement of financial position as of June 30, 2021.

●	Ajax’s historical balance sheet as of June 30, 2021.

The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 has been prepared using the following:

●	Cazoo’s historical consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2021.

●	Ajax’s statement of operations for the six months ended June 30, 2021.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 has been prepared using the following:

●	Cazoo’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020.

●	Ajax’s statement of operations for the period from August 13, 2020 (inception) through December 31, 2020.

Accounting for the Business Combination

As the first step within the Business Combination, Listco and Ajax completed the Reorganization. As a result of the Reorganization, which will be accounted for as a capital reorganization, the existing shareholders of Ajax continued to retain control through their full ownership of Listco. Under a capital reorganization, the consolidated financial statements of Listco reflect the net assets transferred at pre-combination predecessor book values.

The next step, being the acquisition of the Cazoo Shares by Listco, will be accounted for as a “reverse merger” in accordance with IFRS. Under this method of accounting, Listco will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following assumptions:

●	Cazoo Shareholders will hold a majority of the voting power of the combined company;

●	Cazoo’s operations will substantially comprise the ongoing operations of the combined company;

●	Cazoo’s designees are expected to comprise a majority of the governing body of the combined company; and

●	Cazoo’s senior management will comprise the senior management of the combined company.

Accordingly, for accounting purposes, the acquisition of the Cazoo Shares by Listco will be treated as the equivalent of Cazoo issuing shares for the net assets of Listco, accompanied by a recapitalization. It has been determined that Listco is not a business under IFRS hence, the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of the Cazoo equity instruments deemed issued to Listco shareholders, over the fair value of identifiable net assets of Listco, represents a service for listing and is accounted for as a share-based payment which is expensed as incurred. The net assets of Listco will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the acquisition of the Cazoo Shares by Listco will be deemed to be those of Cazoo.

Basis of Pro Forma Presentation

The historical financial statements of Cazoo have been prepared in accordance with IFRS and in its presentation currency of Pounds Sterling. The historical financial statements of Ajax have been prepared in accordance with U.S. GAAP in its presentation currency of United States Dollars. The historical financial information of Ajax has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 1 — IFRS Adjustments and Reclassifications). For purposes of having unaudited pro forma condensed combined financial information, the historical balance sheet of Ajax has been translated into Pounds Sterling at the rate on June 30, 2021 of $1.00 to £0.7236. The historical statement of operations of Ajax has been translated into Pounds Sterling using the average exchange rate for the period from August 13, 2020 (inception) through December 31, 2020 of $1.00 to £0.7609 and £0.7201 for the six months ended June 30, 2021.

The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide an understanding of the combined company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). No Management’s Adjustments have been identified by Cazoo Group and therefore only Transaction Accounting Adjustments are included in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced period. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies been combined for the referenced period or the future results that the combined company will experience. Cazoo, Ajax and Cazoo Group have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma condensed combined provision for income taxes of nil does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The unaudited pro forma condensed combined financial information has been prepared based on the actual redemption of 58,214,620 Ajax Class A Shares.

The following table summarizes the pro forma number of Ordinary Shares outstanding by source, but not giving effect to (i) Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing upon the later of (i) 30 days after completion of the Business Combination or (ii) October 30, 2021) or (ii) the issuance of the rollover options to former option holders of Cazoo at the Closing and any options upon completion of the Business Combination under the Cazoo Group Incentive Equity Plan, but including the Class B Shares, which at Closing will convert into 8,944,343 Class A Shares in accordance with the terms of the Articles:

Reflecting Actual Redemptions upon the Closing of the Business Combination on August 26, 2021 Shares
Ajax Public Shareholders	22,284,470
Sponsor and Ajax Directors and Officers(1)	28,944,343
Cazoo Shareholders(2)	665,924,026
Other PIPE Investors	35,000,000
752,152,839

(1)	Includes participation in the PIPE Investment.
(2)	Includes participation of certain existing Cazoo Shareholders in the PIPE Investment.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021
(in GBP thousands unless otherwise denoted)

			Ajax	IFRS Conversion		Reflecting Actual Redemptions upon the Closing of the Business Combination on August 26, 2021
	Cazoo (Historical)	Ajax (Historical in USD)	(Historical in GBP) 1(a)	and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Assets
Non-Current Assets
Property, plant and equipment	£182,631	$—	£—	£—		£—		£182,631
Intangible assets	155,037	—	—					155,037
Trade and other receivables	8,865	—	—					8,865
Cash and marketable securities held in Trust Account	—	805,245	582,675			(582,675)	2(a)	—
Total Non-Current Assets	346,533	805,245	582,675	—		(582,675)		346,533

Current Assets
Inventory	127,322	—	—					127,322
Trade and other receivables	38,773	—	—	1,750	1(b)			40,523
Prepaid expenses	—	2,418	1,750	(1,750)	1(b)			—
Cash and cash equivalents	60,347	1,917	1,387			582,700	2(a)	636,214
						578,880	2(b)
						(107,301)	2(c)
						(421,392)	2(d)
						(2,533)	2(e)
						(55,874)	2(g)
Total Current Assets	226,442	4,335	3,137	—		574,480		804,059

Total Assets	£572,975	$809,580	£585,812	£—		£(8,195)		£1,150,592

Liabilities and Shareholders’ Equity
Current Liabilities
Trade and other payables	£76,569	$—	£—	£2,110	1(b)	£(9,647)	2(c)	£67,355
						(1,677)	2(i)
Accrued expenses	—	2,916	2,110	(2,110)	1(b)			—
Loans and borrowings	130,803	—	—					130,803
Warrants	6,648							6,648
Provisions	—	—	—					—
Total Current Liabilities	214,020	2,916	2,110	—		(11,324)		204,806

Non-Current Liabilities
Loans and borrowings	48,478	—	—	582,675	1(c)	(421,392)	2(d)	48,478
				2,533	1(b)	(2,533)	2(e)
						(161,283)	2(f)
Executive Loans	—	3,500	2,533	(2,533)	1(b)			—
Provisions	4,163	—	—					4,163
Warrants	—	—	—	66,067	1(b)			66,067
Warrant Liability	—	91,303	66,067	(66,067)	1(b)			—
Deferred underwriting fee payable	—	28,175	20,387			(20,387)	2(c)	—
Total Liabilities	266,661	125,894	91,097	582,675		(616,919)		323,514

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 — (Continued)
(in GBP thousands unless otherwise denoted)

			Ajax	IFRS Conversion		Reflecting Actual Redemptions upon the Closing of the Business Combination on August 26, 2021
	Cazoo (Historical)	Ajax (Historical in USD)	(Historical in GBP) 1(a)	and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Commitments
Class A ordinary shares subject to possible redemption, 80,499,090 shares at redemption value at June 30, 2021		805,244	582,675	(582,675)	1(c)			—

Shareholders’ Equity
Cazoo
Share capital	—							—
Share premium reserve	266,120					(266,120)	2(g)	—
Merger reserve	246,598					(246,598)	2(g)	—
Accumulated deficit	(206,480)					206,480	2(g)	—
Translation reserve	76					(76)	2(g)	—
Ajax
Class A ordinary shares	—	—	—					—
Class B ordinary shares	—	1	1			(1)	2(h)	—
Additional paid-in capital	—	—	—					—
Accumulated deficit	—	(121,559)	(87,961)			87,961	2(g)	—
Capri Listco
Class A ordinary shares	—	—	—			6	2(b)	9
						2	2(e)
						1	2(h)
Class B ordinary shares	—	—	—					—
Class C ordinary shares	—	—	—			46	2(g)	46
Share premium reserve	—	—	—			578,874	2(b)	1,038,298
						(36,683)	2(c)
						161,281	2(d)
						266,120	2(g)
						156,667	2(g)
						(87,961)	2(g)

Merger reserve	—	—	—			246,598	2(g)	246,598
Accumulated deficit	—	—	—			25	2(a)	(457,949)
						(40,584)	2(c)
						(206,480)	2(g)
						(212,587)	2(g)
						1,677	2(i)
Translation reserve						76	2(g)	76
Total Shareholders’ Equity	306,314	(121,558)	(87,960)	—		608,724		827,078

Total Liabilities and Shareholders’ Equity	£572,975	$809,580	£585,812	£—		£(8,195)		£1,150,592

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in GBP thousands unless otherwise denoted)

			Ajax	IFRS Conversion		Reflecting Actual Redemptions upon the Closing of the Business Combination on August 26, 2021
	Cazoo (Historical)	Ajax (Historical in USD)	(Historical in GBP) 1(aa)	and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Revenue	£248,209	£—	£—	£—		£—		£248,209
Cost of sales	(236,850)	—	—					(236,850)
Gross income	11,359	—	—	—		—		11,359

Marketing expenses	(29,355)	—	—					(29,355)
Selling and distribution expenses	(20,389)	—	—					(20,389)
Administrative expenses	(69,427)	—	—	(4,288)	1(bb)	2,109	2(dd)	(71,606)
Formation and operating costs	—	(5,954)	(4,288)	4,288	1(bb)			—
Loss from operations	(107,812)	(5,954)	(4,288)	—		2,109		(109,991)

Finance income	166	—	—	104	1(bb)	(104)	2(cc)	166
Interest earned on marketable securities held in Trust Account	—	157	113	(113)	1(bb)
Unrealized gain on marketable securities held in Trust Account	—	(13)	(9)	9	1(bb)
Finance expense	(1,793)	—	—	46,300	1(bb)			44,507
Change in fair value of derivative liability	—	64,297	46,300	(46,300)	1(bb)			—
(Loss)/income before tax	(109,439)	58,487	42,116	—		2,005		(65,318)

Tax expense	7,326	—	—	—				7,326
Net (loss)/income	£(102,113)	$58,487	£42,116	£—		£2,005		£(57,992)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	N/A	65,544,174	65,544,174					N/A

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	N/A	—	—					N/A

Basic and diluted weighted average shares outstanding	153,424,853	23,899,259	13,618,324				3	752,152,839

Basic and diluted net (loss)/income per share	£(0.67)	$2.44	£2.00					£0.08

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in GBP thousands unless otherwise denoted)

			Ajax	IFRS Conversion		Reflecting Actual Redemptions upon the Closing of the Business Combination on August 26, 2021
	Cazoo (Historical)	Ajax (Historical in USD)	(Historical in GBP) 1(aa)	and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Revenue	£162,208	$—	£—	£—		£—		£162,208
Cost of sales	(165,082)	—	—					(165,082)
Gross loss	(2,874)	—	—	—		—		(2,874)

Marketing expenses	(36,110)	—	—					(36,110)
Selling and distribution expenses	(17,693)	—	—					(17,693)
Administrative expenses	(42,358)	—	—	(1,410)	1(bb)	(212,587)	2(aa)	(259,997)
						(1,533)	2(bb)
						(2,109)	2(dd)
Formation and operating costs	—	(1,853)	(1,410)	1,410	1(bb)			—
Loss from operations	(99,035)	(1,853)	(1,410)	—		(216,229)		(316,674)

Finance income	486	—	—	83	1(bb)	(83)	2(cc)	486
Interest earned on marketable securities held in Trust Account	—	98	74	(74)	1(bb)
Unrealized gain on marketable securities held in Trust Account	—	12	9	(9)	1(bb)
Finance expense	(1,298)	—	—	(84,708)	1(bb)			(86,006)
Change in fair value of derivative liability	—	(111,327)	(84,708)	84,708	1(bb)			—
Loss before tax	(99,847)	(113,070)	(86,035)	—		(216,312)		(402,194)

Tax credit	969	—	—					969
Net loss	£(98,878)	$(113,070)	£(86,035)	£—		£(216,312)		£(401,225)

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	N/A	72,074,470	72,074,470					N/A

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	N/A	$0.00	£0.00					N/A

Basic and diluted weighted average shares outstanding	149,109,163	13,618,324	13,618,324				3	752,152,839

Basic and diluted net loss per share	£0.66	$8.31	£6.09					£0.53

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share data)

Note 1 — IFRS Adjustments and Reclassifications

The historical financial information of Ajax has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information.

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 are as follows:

(a)	The historical financial information of Ajax was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Pounds Sterling using the historical closing exchange rate, as of June 30, 2021, of $1.00 to £0.7236.

(b)	Reflects the reclassification adjustments to align Ajax’s historical financial statement balances with the presentation of Cazoo’s financial statements.

(c)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of Ajax’s historical mezzanine equity (Class A common stock subject to possible redemption) into Non-Current Liabilities (Loans and borrowings).

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 and year ended December 31, 2020 are as follows:

(aa)	The historical financial information of Ajax was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Pounds Sterling using the average exchange rate for the period from August 13, 2020 (inception) through December 31, 2020 of $1.00 to £0.7609. The average exchange rate used for the six months ended June 30, 2021 was $1.00 to £0.7201.

(bb)	Reflects the reclassification adjustment to align Ajax’s historical statement of operations with the presentation of Cazoo’s statement of profit or loss.

Note 2 — Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 are as follows:

(a)	Reflects the reclassification of £582,675 cash and marketable securities held in the trust account along with income of £25 that became available to fund the Business Combination.

(b)	Reflects the proceeds received from the PIPE Investment with the corresponding issuance of 80,000,000 Class A Shares, with a nominal value of US$0.0001, assuming stock price of $10.00 (£7.24) per share, or £578,880. The unaudited pro forma condensed combined statement of financial position reflects this payment as an increase of Cash and cash equivalents of £578,880 with a corresponding increase to Class A Ordinary Shares of £6 and increase to Share premium reserve of £578,874.

(c)	Represents payment of estimated transaction costs of £107,301 to be incurred as a part of the Business Combination.

(1)	Payment of deferred underwriters’ fees of £20,387. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of £20,387 with a corresponding decrease of £20,387 to Deferred underwriting fee payable.

(2)	Payment of incremental expenses attributable to equity issuance costs related to the Business Combination incurred through the Business Combination of £36,683. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of £36,683 with a corresponding decrease of £36,683 to Share premium reserve.

(3)	Payment of all other incremental expenses related to the Business Combination incurred through the Business Combination of £40,584. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of £40,584 with a corresponding increase of £40,584 to Accumulated deficit.

(4)	Payment of transaction costs accrued at the financial year ended June 30, 2021 of £9,647. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of £9,647 with a corresponding decrease of £9,647 to Trade and other payables.

(d)	To reflect actual redemption of 58,214,620 Ajax Class A Shares into cash of £421,392 by Ajax Class A shareholders prior to the Business Combination. The unaudited pro forma condensed combined statement of financial position reflects this redemption as a reduction of Cash and cash equivalents of £421,392 with a corresponding decrease of Loans and borrowings of £421,392.

(e)	Reflects the repayment of £2,533, relating to the non-interest bearing and unsecured loans by executives upon completion of the Business Combination. The loans were provided by Ajax’s founders and repaid in full following the consummation of the Business Combination. The unaudited pro forma condensed combined statement of financial position reflects this repayment as a reduction of Cash and cash equivalents of £2,533 with a corresponding decrease of Loans and borrowings of £2,533.

(f)	Reflects the Reorganization between Ajax and Listco with Listco as the surviving entity. The Reorganization was the first step completed as part of the Business Combination and the Sponsor surrendered all Ajax Class B Shares in exchange for the same number of Class B Shares. The remaining Ajax Class A shareholders, post redemption, received Class A Shares, and Ajax warrant holders received Warrants on a one for one basis. As the equity is exchanged on a one for one basis there is no impact on the combined company financial information. The unaudited pro forma condensed combined statement of financial position reflects the reclassification as a decrease of Loans and borrowings of £161,283 with a corresponding increase to Class A Ordinary Shares of £2 and increase to Share premium reserve of £161,281.

(g)	To reflect the recapitalization of Cazoo through:

●	The contribution of all the aggregate share capital, merger reserve, accumulated deficit and translation reserve in Cazoo to Listco of £266,120, £246,598, £206,480 and £76.

●	The issuance of 640,924,026 Class C Shares to Cazoo Shareholders of £46.

●	The elimination of the historical Ajax accumulated deficit of £87,961.

●	The payment of cash to Cazoo shareholders of £55,874.

●	The fair value of the share consideration of £864,790 and a £212,587 excess of the fair value of the shares issued over the value of the net monetary assets acquired in the Business Combination. Under IFRS 2, this excess amount is recognized as a loss on the statement of profit or loss (refer to Note (aa)).

(h)	Reflects the net adjustment in respect of Ajax Class B Shares in relation to the Reorganization between Ajax and Listco and the Business Combination. As outlined above in Note 2(e), upon completion of the Reorganization between Ajax and Listco, all Ajax Class B Shares were surrendered in exchange for the same number of Class B Shares. Immediately thereafter upon completion of the Business Combination, Class B Shares automatically converted into the same number of Class A Shares. The unaudited pro forma condensed combined statement of financial position reflects both of these adjustments net as a reduction to Ajax Class B Shares of £1 with a corresponding increase to Class A Shares of £1.

(i)	Reflects the recognition of the liability related to the introduction of the cash settlement options for holders of Cazoo’s vested unapproved options triggered by the Business Combination. This resulted in a change in classification for 2.21% of the total outstanding vested unapproved options from an equity-settled award to a cash-settled award. 2.21% is the best estimate of the total number of options which will be cancelled for cash payment. In accordance with IFRS 2, the modification date fair value of these original vested unapproved options has been measured and the options have been reclassified from equity to liabilities with the incremental fair value of £1,533 recognized as incremental share-based compensation expense for the twelve-month period ended December 31, 2020. The unaudited pro forma condensed combined statement of financial position reflects this adjustment net as an increase to Trade and other payables of £1,677 with a corresponding increase to Accumulated deficit of £1,677.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 and year ended December 31, 2020 are as follows:

(aa)	Reflects adjustments of £212,587 in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 for the excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination.

(bb)	Reflects the expense related to the introduction of the cash settlement options for holders of Cazoo’s vested unapproved options triggered by the Business Combination. This resulted in a change in classification for 2.21% of the total outstanding vested unapproved options from an equity-settled award to a cash-settled award. 2.21% is the best estimate of the total number of options which will be cancelled for cash payment. In accordance with IFRS 2, the modification date fair value of these original vested unapproved options has been measured and the options have been reclassified from equity to liabilities with the incremental fair value of £1,533 recognized as incremental share-based compensation expense in the unaudited pro forma condensed combined statement of profit or loss. The adjustment is a non-recurring item.

(cc)	Reflects the elimination of interest income and the unrealized gain related to the marketable securities held in the trust account. The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 and year ended December 31, 2020 have been adjusted with £104 and £83 respectively.

(dd)	Reflects the accelerated vesting of certain unvested unapproved options triggered by the Business Combination of £2,109 that was recognized in the consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2021 and reflected for pro forma purposes in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020.

Note 3 — Loss per share

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that Ajax’s initial public offering occurred as of January 1, 2020. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire periods presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period.

Please refer to the Basis of Pro Forma Presentation for the calculation of basic and diluted weighted average shares outstanding of 752,152,839. The computation of diluted loss per share excludes the effect of warrants to purchase 41,254,590 shares and the effect of unvested share-based compensation because the inclusion of any of these securities would be anti-dilutive.